NovaMed, Inc.

980 North Michigan Avenue, Suite 1620

Chicago, Illinois  60611

May 29, 2007

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

                                                               Re:          NovaMed, Inc. (“NovaMed”)
                                Registration Statement on Form S-3
                                File No. 333-142530

Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NovaMed hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 1:00 p.m., eastern time, on Thursday, May 31, 2007, or as soon thereafter as practicable.

In connection with this request, NovaMed acknowledges that:

1.                                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NovaMed from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       NovaMed may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call R. Cabell Morris, Jr. at (312) 558-5609 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Thomas S. Hall
Thomas S. Hall
President and Chief Executive Officer
NovaMed, Inc.